ASX RELEASE | July 30, 2020 | ASX:PLL; NASDAQ:PLL

JUNE 2020 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its June 2020 quarterly report. Highlights during and subsequent to the quarter were:

•
Completed a pre-feasibility study (“PFS”) for Piedmont’s proposed lithium hydroxide chemical plant (“Chemical Plant”) in Kings Mountain, North Carolina, USA. The PFS highlighted a business model where a Piedmont built and owned Chemical Plant would convert spodumene concentrate purchased on the global market to battery-grade lithium hydroxide.

•
Completed an updated scoping study for Piedmont’s integrated mine-to-hydroxide project. The mine-to-hydroxide project comprises a mine and concentrator producing spodumene concentrate which will be transported to Piedmont’s Chemical Plant and converted into battery-grade lithium hydroxide.  The updated scoping study includes the results of the new Chemical Plant PFS.

•
Completed additional metallurgical testwork to produce 120 kilograms of spodumene concentrate from core samples collected from the Piedmont Lithium Project.  Concentrate qualities and recoveries were consistent with earlier testwork programs.

•	Completed a bench-scale lithium hydroxide testwork program at SGS Canada, Inc. in Lakefield, Ontario which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide.
•
Entered into a memorandum of understanding (“MOU”) with Primero Group (“Primero”) for the delivery of Piedmont’s planned spodumene concentrator on an engineer, procure, and construct (“EPC”) basis, with Primero to contract operate the spodumene concentrator for a period of up to six years following construction.

•
Concluded a definitive and exclusive marketing agreement for byproduct quartz, feldspar, and mica with Ion Carbon, a division of AMCI.  The Company continues to advance offtake discussions for byproducts with quartz offtake discussions the most advanced.

•
Appointed Mr. Austin Devaney as Vice President – Sales & Marketing. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence.

•
Completed a U.S. public offering of 2,065,000 of its American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares, including the exercise of the underwriters’ over-allotment option, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$13.0 million (~A$18.6 million) (“Public Offering”).

•
Piedmont has also received commitments from existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (“Private Placement”). Completion of the Private Placement is subject to shareholder approval.

Keith D. Philips, President and CEO of Piedmont commented “We are extremely pleased with the progress the Company has made during the quarter on advancing our 100% owned Piedmont Lithium Project.  The PFS and scoping studies both demonstrate the economic benefit of developing a lithium chemical business in North Carolina, USA given its exceptional infrastructure, low operating costs and competitive tax regime.
“We continue to build a world-class team to support the project development.  The appointment of Austin Devaney, one of the world’s most experienced lithium marketing professionals, significantly improves the Company’s lithium marketing experience. Primero’s extensive skill set in the construction and operation of spodumene concentrate plants adds considerable technical experience and de-risks that aspect of our project.
“Piedmont’s robust balance sheet provides the ability for the company to continue to progress the development the Kings Mountain site.  We will be actively working on a Definitive Feasibility Study in coming months and I look forward to updating the market in due course”
For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

USA
Piedmont Lithium
N
Lincolnton
77
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
321
Central Property
Hallman-Beam Mine
Sunnyside Property
Shelby
Bessemer City
Gastonia
85
Kings Mountain Mine
Livent, Bessemer City
Lithium Processing Facility
Charlotte
Proposed Piedmont Lithium
Chemical Plant Site
Albemarle, Kings Mountain
Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium project
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Project located within the TSB

Project Overview
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the manufacturing of 22,700 tonnes per year (“t/y”) of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Piedmont has reported 27.9 million tonnes (“Mt”) of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Technical Studies
During the quarter, we reported the results of a pre-feasibility study (‘‘PFS’’) for our proposed lithium hydroxide chemical plant (‘‘Chemical Plant’’) in Kings Mountain, North Carolina, together with the results of an updated scoping study for our proposed integrated mine-to-hydroxide project comprising our proposed Chemical Plant that will produce battery-grade lithium hydroxide from spodumene concentrate produced at our mine/concentrator.
The PFS and Scoping Study confirm the potential for Piedmont to be a strategic and low-cost producer of battery-grade lithium hydroxide. Our proposed Chemical Plant would create an alternative to the numerous merchant spodumene converters currently operating in China and dominating the world lithium hydroxide market, thus providing U.S. and non-U.S. automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.

Chemical Plant PFS
The Chemical Plant PFS featured a lithium hydroxide conversion plant to be supplied by spodumene concentrate purchased on the global market, rather than by Piedmont’s own Mine/Concentrator.  This Chemical Plant would compete against the numerous merchant spodumene converters currently operating in China, providing US and European automotive companies a secure and independent American source of the lithium hydroxide required for their supply chains.
The Chemical Plant will provide the growing number of spodumene concentrate producers in Australia, North America, South America, Europe and Africa an alternative non-Chinese processing route for their material for the first time.  Piedmont is actively engaged with several such parties and is progressing the securing of feed material for the plant.
Table 1 highlights the key economic outcomes of the Chemical Plant PFS.

Table 1: Piedmont Merchant Project Key Economic Outcomes	Unit	Estimated Value
Initial capital cost	US$M	$377
Life of Project lithium hydroxide cash costs	US$/t	$6,689
Life of Project revenue (real)	US$M	$7,336
Life of Project EBITDA	US$M	$3,627
Net operating cash flow after tax	US$M	$2,911
Free cash flow after capital costs	US$M	$2,380
Average annual steady state EBITDA	US$M/y	$149
Average annual steady state free cash flow	US$M/y	$114
After tax Net Present Value (NPV) @ 8% discount rate	US$M	$714
After tax Internal Rate of Return (IRR)%		26%
Payback from start of operations	y	3.34

Integrated Scoping Study

The integrated scoping study update included a steady-state 22,720 t/y lithium hydroxide Chemical Plant supported by a Mine/Concentrator producing 160,000 t/y of 6% Li2O spodumene concentrate. By-products quartz, feldspar, and mica will provide credits to the cost of lithium production.  The integrated scoping study update features:

◾	25-year project life with Mine/Concentrator and Chemical Plant constructed in a single phase
◾	1st quartile operating costs
−	Lithium hydroxide cash costs of US$3,712/t (AISC of US$4,209/t)
−	Spodumene concentrate cash costs of US$201/t (AISC of US$240/t)
◾	Exceptional project economics
−	NPV8 of US$1.1B
−	After-tax IRR of 26%
−	Steady-state annual average EBITDA of US$218M
◾	Mine/Concentrator and Chemical Plant engineering completed to PFS-level

Piedmont’s integrated business model is projected to have cash operating costs of $3,712/t LiOH and an average life of project all-in sustaining cost (“AISC”) of approximately $4,209/t, including royalties and net of by-product credits.

Lithium Hydroxide Testwork

The Company recently announced the results of a successful bench scale lithium hydroxide conversion testwork program.  Sample quality compares favorably with current market specifications for battery quality lithium hydroxide.  Testwork results are shown in Table 3.

Table 3 – Results of Piedmont Lithium Hydroxide Testwork Compared with Industry Specifications
Product	Unit	PLL Results	China Spec[1]	Livent Spec[2]	Ganfeng Spec[2]
LiOH	(%)	>56.5	≥56.5	56.5	56.5
Na	ppm	<20	≤80	20	20
K	ppm	<10	≤20	10	10
Fe	ppm	<2	≤8	5	5
Ca	ppm	<9	≤200	15	15
Cu	ppm	<1	-	5	5
Mg	ppm	<0.7	-	-	10
Si	ppm	8	-	30	30
Cl	ppm	<10	≤50	20	20
SO4	ppm	<100	≤150	100	100
CO2%		0.48	0.40	0.35	0.50
Concentrate and Byproduct Testwork

During the quarter the Company announced the production of 120 kg of spodumene concentrate for use in the now completed lithium hydroxide testwork program.  Testwork was undertaken at SGS Canada, Inc. in Lakefield, Ontario.  Concentrate qualities and recoveries were consistent with earlier testwork programs.

Table 4: Results of Combined DMS + Locked Cycle Flotation Testwork Results
Product	Li2O (%)	Fe2O3 (%)	Recovery (%)
Spodumene Concentrate	6.21	0.87	82.4

Additional quart and feldspar concentrates were also produced with samples shipped to potential customers during the quarter.

Table 5: Average of Results of Six Locked Cycle Byproduct Tests
	Li2O	SiO2	Al2O3	K2O	Na2O	CaO	MgO	MnO	P2O5	Fe2O3
Quartz Concentrate	0.02	99.0	0.32	0.04	0.11	0.01	0.01	0.01	0.01	0.01
Feldspar Concentrate	0.12	68.0	19.35	2.45	9.30	0.17	0.04	0.01	0.15	0.05
Byproduct Marketing Agreement
Subsequent to the end of the quarter, Piedmont and Ion Carbon & Minerals, LLC (“Ion”), a division of AMCI Group, executed definitive agreements for the sales and marketing of the mineral by-products to be produced from Piedmont’s proposed lithium mine in North Carolina, USA.
Piedmont and Ion have formed a joint venture company, called Pronto Minerals, LLC (“Pronto”), which will serve as the exclusive sales and marketing agent for quartz, feldspar, and mica produced from the Piedmont Lithium Project for an initial five-year term. The Pronto team will report to Austin Devaney, Piedmont’s recently appointed Vice President of Sales & Marketing.
Ion has engaged in preliminary mineral product sales discussions with North American customers under a letter-of-intent signed between Piedmont and Ion in October 2019.  Pronto will now take these discussions forward.  Potential sales discussions are ongoing with quartz sales the most advanced.  Multiple quartz product samples have been delivered to solar glass manufacturers with facilities in the eastern United States.  These samples have been favorably received and Pronto will work towards offtake commitments from these potential customers in the coming months.
Feldspar and mica samples have also been produced in partnership with SGS Canada, Inc. in Lakefield, Ontario.  Pronto has identified regional customers that will receive samples of these products in the coming months.
Permitting
In June 2020, the Company submitted an Air Quality permit application for construction and operations of its proposed 22,700 t/y lithium hydroxide chemical plant in Kings Mountain, North Carolina, USA to the North Carolina Department of Environmental Quality’s (NCDEQ) Division of Air Quality (DAQ).  DAQ is the lead agency that will review and approve the Company’s air permit application.  The Company has applied for a synthetic minor facility classification under the US Environmental Protection Agency’s (USEPA) Prevention of Significant Deterioration (PSD) preconstruction permit and Title V operating permit programs.
The application was submitted following completion of air toxics emissions modelling based on data from the Company’s recently completed chemical plant prefeasibility study.  HDR Engineering acted as lead consultant in preparation of the application.
Corporate
During the quarter, Piedmont completed a U.S. public offering of 2,065,000 of its American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares, including the exercise of the underwriters’ over-allotment option, at an issue price of US$6.30 per ADS, to raise gross proceeds of US$13.0 million (~A$18.6 million) (“Public Offering”).
Piedmont has also received commitments from existing non-U.S. institutional and sophisticated shareholders and directors for 120,000,000 of its fully paid ordinary shares, at an issue price of A$0.09 per share (which equates to the same issue price of the Public Offering), to raise gross proceeds of A$10.8 million (~US$7.4 million) (“Private Placement”). Completion of the Private Placement is subject to shareholder approval at a meeting to be held on July 31, 2020.

During the quarter, Piedmont continued preliminary off-take, financing, and strategic conversations with numerous parties from the lithium, mining, chemicals, battery, automotive and private equity sectors.
Piedmont also advanced conversations with several experienced lithium professionals with the aim of building out the Company’s capabilities in construction, processing and marketing following the release of our PFS. The depth of lithium chemical expertise in North Carolina is unparalleled in the English-speaking world, and we believe we will continue to attract talented individuals to join our entrepreneurial team.
Piedmont finished the quarter with a cash balance of US$18.9 million (A$27.5 million), which does not include an additional US$7.4 million (A$10.8 million) to be received by the Company upon completion of the Private Placement.
During the quarter, Mr. Austin Devaney was appointed as Vice President – Sales & Marketing of Piedmont. Mr. Devaney spent most of the past decade in senior marketing roles with Albemarle Corporation, most recently as Vice President, Strategic Marketing and Customer Excellence.
Mining Properties
As at June 30, 2020, the Project comprised approximately 2,126 acres, of which the Group owns approximately 391 acres of freehold land and associated mineral rights and has entered into exclusive option agreements with local landowners, which upon exercise, allow the Group to purchase (or in some cases long-term lease) approximately 1,735 acres of surface property and the associated mineral rights from the private landowners.
During the quarter the Company purchased approximately 21 acres of surface property (and associated mineral rights) upon exercising existing option agreements. The Company did not enter into any additional option agreements with local landowners during the quarter. The Company relinquished approximately 4 acres of land options during the quarter, following a determination by the Company that these properties were unlikely to have significant mineralization potential.
In addition, the Company also owns a property in Kings Mountain, North Carolina, comprising approximately 61 acres.
Related Party Payments
During the quarter, the Company made payments of approximately US$170,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions, and fees for services in relation to business development activities.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorised for release by the Company’s CEO, Mr. Keith Phillips.

Rule 5.5
Appendix 5B
Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	30 June 2020

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(632)	(3,798)
	(a)exploration & evaluation
	(b)development	-	-
	(c)production	-	-
	(d)staff costs	(353)	(1,956)
	(e)administration and corporate costs	(160)	(1,026)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	35	221
1.5	Interest and other costs of finance paid	(42)	(68)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material): (a) business development	(214)	(932)
1.9	Net cash from / (used in) operating activities	(1,366)	(7,559)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a)entities
	(b)tenements	-	-
	(c)property, plant and equipment	-	(13)
	(d)exploration & evaluation	(731)	(3,708)
	(e)investments	-	-
	(f)other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
2.2	Proceeds from the disposal of:	-	-
(a)entities
	(b)tenements	-	-
	(c)property, plant and equipment	-	-
	(d)investments	-	-
	(e)other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(731)	(3,721)

3.	Cash flows from financing activities	13,010	27,700
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,078)	(1,832)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	11,932	25,868

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	8,952	4,432
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,366)	(7,559)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(731)	(3,721)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	11,932	25,868

ASX Listing Rules Appendix 5B (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (12 months) US$000
4.5	Effect of movement in exchange rates on cash held	100	(133)
4.6	Cash and cash equivalents at end of period	18,887	18,887

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	14,337	2,117
5.2	Call deposits	4,550	6,835
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	18,887	8,952

6.	Payments to related parties of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(170)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	US$000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,366)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	(731)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(2,097)
8.4	Cash and cash equivalents at quarter end (item 4.6)	18,887
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	18,887
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	9

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable

8.8.2.            Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:                      30 July 2020

Authorised by:                                        Company Secretary
(Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.